The Chartwell Funds

1205 Westlakes Drive, Suite 100

Berwyn, Pennsylvania 19312

September 10, 2021

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Chartwell Funds (the “Registrant”)

File Nos. 811-23244 and 333-216993

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 12 (“PEA 12”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 14 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) on July 15, 2021, with respect to the Chartwell Short Duration Bond Fund (the “Short Duration Bond Fund” or the “Fund”)).

In connection with this response letter, and on or around September 28, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 13 to the Registrant’s registration statement under the 1933 Act (“PEA 13”), which is expected to include (i) changes to PEA 12 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 30, 2021 to PEA 12, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission Division of Investment Management September 10, 2021 Page 2
1.	Staff Comment: Please complete all blanks and brackets.

□ Registrant’s Response: Comment complied with.

2.	Staff Comment: Please complete the Fee Table and provide ample opportunity to review.

□ Registrant’s Response: Comment complied with. Please see attached Exhibit A.

3.	Staff Comment: If the Acquired Fund Fees and Expenses (“AFFE”) will be greater than 0.01%, please include as a line item in the Fee Table.

□ Registrant’s Response: The AFFE will not be greater than 0.01%.

4.	Staff Comment: In Footnote 2 of the Fee Table, please identify the advisor and use it as a defined term.

□ Registrant’s Response: Comment complied with.

5.	Staff Comment: In Footnote 2(ii) of the Fee Table, please remove the language regarding the advisor having the ability to terminate the fee waiver.

□ Registrant’s Response: Comment complied with.

6.	Staff Comment: Please confirm that the Example will only reflect the one-year contractual period for the fee waiver.

□ Registrant’s Response: Only the one-year number in the Example reflects the fee waiver. The three-year number does not reflect a fee waiver.

7.	Staff Comment: In the Principal Investment Strategies section, since the Fund is a bond fund, it should invest at least 80% of its assets in bonds as suggested by the Fund’s name.

□ Registrant’s Response: Comment complied with.

8.	Staff Comment: In the Mortgage-Backed and Other Asset-Backed Risk description, please be specific regarding the risks in the following sentence: “The Fund’s investments in other asset backed securities are subject to risks similar to those associated with mortgage-backed securities, as well as additional risks associated with the nature of the assets and the servicing of those assets.

U.S. Securities and Exchange Commission Division of Investment Management September 10, 2021 Page 3

□ Registrant’s Response: The following language has been added to provide additional information regarding the risk: “Due to their often-complicated structures, various mortgage-backed and asset-backed securities may be difficult to value and may constitute illiquid securities. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer protection credit laws with respect to these securities, which may give the debtor the right to avoid or reduce payment.”

9.	Staff Comment: If the Fund is expected to have high portfolio turnover, please add it as a risk.

□ Registrant’s Response: “Active Trading Risk” is included as a risk and the Registrant believes it sufficiently describes the risk of high portfolio turnover.

10.	Staff Comment: Please consider adding Covid-19 or pandemic risk.

□ Registrant’s Response: Comment complied with. The following language has been added to the prospectus to describe the Covid-19 risk:

COVID-19 Risk. An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in certain travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

11.	Staff Comment: In the “New Fund Risk” description, please state that the Fund has “no performance history” rather than “limited performance history”.

□ Registrant’s Response: Comment complied with.

12.	Staff Comment: Please list risks in order of importance rather than in alphabetical order as noted in the Staff’s ADI 2019-08 – Improving Principal Risks Disclosure.

□ Registrant’s Response: Comment complied with.

U.S. Securities and Exchange Commission Division of Investment Management September 10, 2021 Page 4
13.	Staff Comment: The Investment Strategies, Polices and Risks Table in the Statement of Additional Information indicates that there is “Emerging Markets Risk”. Please include this risk in the prospectus.

□ Registrant’s Response: Comment complied with.

14.	Staff Comment: Please confirm that the Fund will comply with FAST Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. (See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019 at https://www.sec.gov/rules/final/2019/33-10618.pdf 78; Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.)

□ Registrant’s Response: The Fund will comply with the FAST Act requirement.

15.	Staff Comment: Section 6(a) of the 1933 Act requires that the registration statement be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions.

□ Registrant’s Response: Comment complied with. Additional titles have been added to clarify the role of each party signing.

* * * * *

If you have any questions or further comments, please contact Maggie Bull at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull

Assistant Secretary

The Chartwell Funds

U.S. Securities and Exchange Commission Division of Investment Management September 10, 2021 Page 5

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees

(fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)	None
Wire fee	$20
Overnight check delivery fee	$25
Retirement account fees (annual maintenance fee)	$15
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.30%
Distribution (Rule 12b-1) Fee	None
Other expenses	2.01%
Total annual fund operating expenses[1]	2.31%
Fee waiver and/or expense reimbursements[1,2]	(1.92%)
Total annual fund operating expenses after fee waiver and/or expense reimbursements[1,2]	0.39%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

[2]	Chartwell Investment Partners, LLC, the Fund’s advisor (the “Advisor” or “Chartwell”) has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses as determined in accordance with Form N-1A, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses) do not exceed 0.39% of the average daily net assets of the Fund’s shares. This agreement is in effect until for at least one year from the date of this prospectus, and it may be terminated prior to this time only by the Trust’s Board of Trustees, or if the investment advisory agreement is terminated (i) by The Chartwell Funds upon 60 days’ notice to the Advisor provided such termination was directed or approved by a vote of a majority of the Trustees of The Chartwell Funds or by the vote of the holders of a majority of the voting securities of the Fund at the time outstanding or entitled to vote or (ii) by an assignment of the investment advisory agreement. The Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund, for a period ending three years after the date of the waiver or payment, provided that no reimbursement will cause the Fund’s annual expense ratio to exceed the lesser of the (i) expense limitation amount in effect at the time such fees were waived or payments made, and (ii) the expense limitation amount in effect at the time of the reimbursement.